UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of August 2024

Commission File Number: 001-36885

TANTECH HOLDINGS LTD
(Registrant’s name)

c/o Tantech Holdings (Lishui) Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323000

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

On August 27, 2024, The Nasdaq Stock Market LLC (“Nasdaq”) granted Tantech Holdings Ltd (the “Company”) an additional 180 calendar days, or until February 24, 2025, to regain compliance with the $1.00 per share minimum required for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Marketplace Rule 5550(a)(2) (the “Rule”).

As previously reported, on February 27, 2024, the Company received a notification letter from Nasdaq advising the Company of its noncompliance with the Rule for 30 consecutive business days preceding the notice date. The Company was provided 180 calendar days, or until August 26, 2024, to regain compliance with the Rule. The Company was unable to regain compliance within the initial compliance period.

Nasdaq’s determination to grant the second compliance period was based on the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Nasdaq Capital Market, with the exception of the bid price requirement, and the Company’s written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. To regain compliance, the bid price of the Company’s common shares must close at or above $1.00 per share for a minimum of ten consecutive business days at any time during the second 180-day compliance period. The Company intends to monitor the closing bid price of its common shares and may, if appropriate, consider implementing available options. There can be no assurance that the Company will be able to regain compliance with the Rule or maintain compliance with the other listing requirements necessary for the Company to maintain the listing of its common shares on Nasdaq.

The Notice has no effect on the listing of the Company’s common shares at this time and the Company’s common shares will continue to trade on The Nasdaq Capital Market under the symbol “TANH”.

The Company issued a press release announcing this matter on August 28, 2024. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

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EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated August 28, 2024

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TANTECH HOLDINGS LTD

Date: August 28, 2024	By:	/s/ Wangfeng Yan
	Name:	Wangfeng Yan
	Title:	Chief Executive Officer

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